Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I

(Form Type)

PGIM Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction	Fee rate	Amount of Filing
	Valuation		Fee
Fees to be Paid	$7,305,720.31	0.0001531	$1,118.51
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$7,305,720.31
Total Fees Due for Filing			$1,118.51
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$1,118.51